SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

(Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC

6-K Items

Item 1. Resignation of Independent Statutory Auditor

Trinity Biotech plc (NASDAQ: TRIB ISE: TRIB.I), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, announced on December 23, 2005 that it has appointed KPMG as its new independent statutory auditor in place of Ernst & Young, effective for the year ended December 31, 2005.

The reports of Ernst & Young on Trinity Biotech’s financial statements for each of the fiscal years ended December 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor where they qualified or modified as to uncertainty, audit scope or accounting principles.  During the fiscal years ended December 31, 2003 and 2004, and through the date of change of auditor, there were no disagreements with Ernst & Young on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Rory Nealon
Rory Nealon Chief Financial Officer and Secretary

Date: December 23, 2005